N E W S R E L E A S E

January 10, 2012

Nevsun’s Fourth Quarter Operating Highlights

HIGHLIGHTS

  101,000 ounces produced in Q4
  379,000 ounces produced year-to-date
  Cash balance US $347 million

Nevsun Resources Ltd. (TSX: NSU / NYSE Amex: NSU) is pleased to announce strong production results of 101,000 ounces of gold for the quarter ending December 31, 2011.  Year-to-date, the Bisha Mine in Eritrea has produced 379,000 ounces of gold, including 35,000 ounces during the commissioning phase early in 2011.  Cash increased to US $347 million at December 31, 2011.

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	YTD 2011
Tonnes milled	461,000	444,000	446,000	455,000	1,806,000
Recovery, % of gold	88%	89%	88%	88%	88%
Gold ounces produced	75,000	93,000	110,000	101,000	379,000

The Bisha Mine continued to operate in excess of plan for gold recovery and maintained planned milling and gold production rates in Q4.

Cliff Davis, Nevsun CEO, commented, “2011 was a very successful year. We accomplished our objectives, achieving several key milestones, including successful start-up of the Bisha Mine, on time and under budget. I would like to congratulate the Bisha team for a strong performance, producing 379,000 ounces of gold in the first year of operations at Bisha. We look forward to 2012, with an increased focus on the copper phase development.”

Bisha started civil works in preparation for construction of the second phase copper plant in June 2011 and construction continues with ongoing civil work and equipment delivery.  SENET, the EPCM contractor for the copper phase, and SEGEN Construction continue to ramp-up mobilization as the project will advance to steel work and equipment installation this year. The copper plant start-up is currently planned for the first half of 2013.

The 2011 development drill programs that are expected to significantly increase Bisha mineral reserves are complete and drilling has also commenced at the Northwest Zone, a mineralized area about 1.5 km from the existing Bisha Main pit.  The updated reserve restatement, expected in late Q1, will include Harena, Bisha Main inferred infill and the Hanging Wall Copper Zone.

Nevsun plans to release its full 2011 annual financial results in connection with release of its Annual Information Form and other annual filing materials in late March.

Forward Looking Statements: The above contains forward-looking statements regarding the Q4 operating highlights, release of 2011 annual financials, copper phase development and drilling program results.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com